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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Magnum Hunter Resources, Inc. (Name of Issuer)
Common Stock, par value $0.002 per share (Title of Class of Securities)
55972F203 (CUSIP Number)
Copies to:
Paul Korus Cimarex Energy Co. 1700 Lincoln Street, Suite 1800 Denver, CO 80203-4518 (303) 295-3995	Thomas A. Richardson, Esq. J. Gregory Holloway, Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 25, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            55972F203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cimarex Energy Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Units		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,541,866*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,541,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) CO

*
Includes 898,000 shares of Magnum Hunter Common Stock issuable upon the exercise of certain currently exercisable options granted to Gary C. Evans. Also includes 790,151 Magnum Hunter Common Stock purchase warrants, which are currently exercisable. Cimarex Energy Co. disclaims any ownership in the securities which are the subject of the Voting Agreement described herein, and the filing of this statement shall not be construed as an admission that Cimarex is, for purposes of Section 13(d) of the Act, the beneficial owner of any such securities.

Item 1. Security and Issuer

        This Schedule 13D relates to the common stock, par value $0.002 per share ("Magnum Hunter Common Stock"), of Magnum Hunter Resources, Inc., a Nevada corporation ("Magnum Hunter"). The address of the principal executive offices of Magnum Hunter is 600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039.

Item 2. Identity and Background

        (a)    This Schedule 13D is filed by Cimarex Energy Co. ("Cimarex").

        (b) and (c)    The address of the principal business and principal executive offices of Cimarex is 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518. Cimarex is an independent oil and gas exploration and production company. Cimarex's principal areas of operations are located in Oklahoma, Texas, Kansas, and Louisiana.

        The name, business address and present principal occupation or employment of each director and executive officer of Cimarex is set forth on Attachment A to this Schedule 13D.

        (d) and (e)    Neither Cimarex, nor, to the best of Cimarex's knowledge, any of the persons named on Attachment A, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Cimarex is a Delaware corporation. The citizenship of each director and executive officer of Cimarex is set forth on Attachment A to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

        In connection with entering into the Agreement and Plan of Merger, dated as of January 25, 2005 (the "Merger Agreement"), among Cimarex, Cimarex Nevada Acquisition Co. ("Merger Sub") and Magnum Hunter, Cimarex entered into a Voting Agreement, dated as of January 25, 2005 (the "Voting Agreement"), with Gary C. Evans and Jacquelyn Evelyn Enterprises, Inc. (the "Magnum Hunter Stockholders"). Under the Voting Agreement, each Magnum Hunter Stockholder has agreed, among other things, to vote the shares of Magnum Hunter Common Stock held by such Magnum Hunter Stockholder in favor of the Merger Agreement. As a result, Cimarex may be deemed to be the beneficial owner of 4,541,866 shares of Magnum Hunter Common Stock held by the Magnum Hunter Stockholders, including 1,688,151 shares subject to currently exercisable options and warrants. See the response to Item 5.

        Cimarex hereby disclaims beneficial ownership of the 4,541,866 shares of Magnum Hunter Common Stock which are the subject of the Voting Agreement described herein, and the filing of this Schedule 13D shall not be construed as an admission that Cimarex is, for purposes of Section 13(d) of the Act, the beneficial owner of any such shares of Magnum Hunter Common Stock. Cimarex disclaims membership in any group with respect to the Voting Agreement.

        The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

Item 4. Purpose of Transaction

        The Voting Agreement was entered into to help facilitate the approval of Magnum Hunter's stockholders required in connection with the merger of Merger Sub with and into Magnum Hunter (the "Merger"). In the Merger, Magnum Hunter will continue as the surviving corporation and will become a wholly owned subsidiary of Cimarex.

        In addition to providing for the Merger, the Merger Agreement restricts Magnum Hunter from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other voting securities), amending its articles of incorporation or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making certain acquisitions and making certain capital expenditures, and otherwise requires Magnum Hunter to operate in the ordinary course of business. The restrictions described in this paragraph are subject to certain exceptions.

        Under the Merger Agreement, the directors and officers of Merger Sub immediately before the effective time of the Merger will be the directors and officers of the surviving corporation following the Merger.

        In connection with the Merger, it is expected that Magnum Hunter Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

        Except as set forth above, Cimarex has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Cimarex disclaims membership in any group with respect to the Voting Agreement.

        The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

Item 5. Interest in Securities of the Issuer

        (a) and (b)    As a result of the Voting Agreement, Cimarex may be deemed to be the beneficial owner of 4,541,866 shares of Magnum Hunter Common Stock held by the Magnum Hunter Stockholders, which would represent approximately 5.1% of Magnum Hunter Common Stock (based on the number of shares outstanding as of January 24, 2005, as set forth in the Merger Agreement). Cimarex disclaims beneficial ownership of the 4,541,866 shares of Magnum Hunter Common Stock and options and warrants therefor which are subject to the Voting Agreement.

        Under the terms of the Voting Agreement, each Magnum Hunter Stockholder has agreed, among other things, to vote (i) in favor of the Merger, the execution and delivery by Magnum Hunter of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and the Voting Agreement, and any actions required in furtherance thereof; (ii) against any proposal relating to a Superior Proposal (as defined in the Merger Agreement); and (iii) against any action or agreement that would (A) impede, frustrate, prevent or nullify the Voting Agreement, (B) result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Magnum Hunter under the Merger Agreement, or (C) result in any of the conditions to Cimarex and Merger Sub's obligations to complete the Merger not being fulfilled. Accordingly, pursuant to the Voting Agreement, Cimarex may be deemed to have acquired shared voting power with respect to the Magnum Hunter Common Stock subject to the Voting Agreement.

        The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

        (c)    To the best of Cimarex's knowledge, no shares of Magnum Hunter Common Stock are beneficially owned by any of the persons named in Attachment A. Neither Cimarex nor, to the best knowledge of Cimarex, any person named in Attachment A, has effected any transaction in the Magnum Hunter Common Stock during the past 60 days.

        (d)    Other than with respect to the rights granted under the Voting Agreement, Cimarex possesses no powers, rights or privileges with respect to the 4,541,866 shares of Magnum Hunter Common Stock or options or warrants therefor that are owned of record by the Magnum Hunter Stockholders. All other powers, rights and privileges with respect to such shares remain with the Magnum Hunter Stockholders, including the right to vote on all matters unrelated to the Merger Agreement and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

        (e)    Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger, dated as of January 25, 2005, by and among Cimarex, Cimarex Nevada Acquisition Co. and Magnum Hunter Resources, Inc., filed as Exhibit 2.1 to Cimarex's Current Report on Form 8-K (SEC File No. 001-31446) filed with the SEC on January 28, 2005, and incorporated herein by reference.
Exhibit 2:
Voting Agreement, dated as of January 25, 2005, among Cimarex, Gary C. Evans and Jacquelyn Evelyn Enterprises, Inc., filed as Exhibit 99.1 to Cimarex's Current Report on Form 8-K (SEC File No. 001-31446) filed with the SEC on January 28, 2005, and incorporated herein by reference.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIMAREX ENERGY CO.
Date: February 4, 2005	By:	/s/ PAUL KORUS
	Name:	Paul Korus
	Title:	Vice President and Chief Financial Officer

Attachment A

Executive Officers and Directors of Cimarex Energy Co.

        The names and titles of the executive officers and the names of the directors of Cimarex and each of their business addresses and principal occupations are set forth below. Each director's or executive officer's business address is that of Cimarex. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Cimarex. Each individual is a United States citizen.

Name of Executive Officer	Office
F.H. Merelli	Chairman of the Board, Chief Executive Officer and President
Thomas E. Jorden	Executive Vice President-Exploration
Steven R. Shaw	Executive Vice President-Operations
Paul Korus	Vice President, Chief Financial Officer, Treasurer and Secretary
Stephen P. Bell	Senior Vice President, Business Development and Land
Joseph R. Albi	Senior Vice President-Corporate Engineering
Richard S. Dinkins	Vice President of Human Resources
James H. Shonsey	Chief Accounting Officer and Controller

Name of Director	Principal Occupation
Glenn A. Cox	Retired
Cortlandt S. Dietler	Chairman of the Board of TransMontaigne, Inc.
Hans Helmerich	President and Chief Executive Officer and Director of Helmerich & Payne
David A. Hentschel	Retired, consultant to Occidental Oil and Gas Corporation
Paul D. Holleman	Retired
L.F. Rooney, III	Chairman of the Board and Chief Executive Officer of Rooney Brothers Co. and Chairman of the Board of Manhattan Construction Company
Michael J. Sullivan	Partner of Denver law firm, Rothgerber Johnson & Lyons LLP
L. Paul Teague	Retired

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Signature
Attachment A Executive Officers and Directors of Cimarex Energy Co.